Contact

www.linkedin.com/in/marabelovic
(LinkedIn)
www.telescopepartners.com
(Other)
telescopepartners.com/team/
mickey-arabelovic/ (Other)

Mickey Arabelovic

Founder at Telescope Partners

San Francisco Bay Area

Experience

Telescope Partners
Founder and Managing Member
2016 - Present (8 years)
San Francisco Bay Area

Hotel Engine
Board Member
August 2019 - Present (5 years)

Beaconstac HQ
Board Member
November 2022 - Present (1 year 9 months)

Measured
Board Member
April 2022 - Present (2 years 4 months)

Cascade
Board Member
February 2022 - Present (2 years 6 months)

Bravely
Board Member
July 2021 - Present (3 years 1 month)

Fundraise Up
Board Member
February 2021 - Present (3 years 6 months)

MedTrainer
Board Member
August 2019 - Present (5 years)

Brightfield

Board Observer
January 2019 - Present (5 years 7 months)

Topbox (Acq. by Khoros)
Board Member
June 2018 - December 2020 (2 years 7 months)

Brandfolder, Inc. (Acq. by Smartsheet)
Board Member
September 2017 - September 2019 (2 years 1 month)

Sequoia Capital
Partner
2007 - 2015 (8 years)

HireVue
Board Member
July 2013 - October 2014 (1 year 4 months)

Carbon Black, Inc.
Board Observer
July 2012 - October 2014 (2 years 4 months)

Lattice Engines
Board Member
May 2011 - October 2014 (3 years 6 months)

ZirMed
Board Observer
December 2009 - October 2014 (4 years 11 months)

eCardio Diagnostics
Board Member
June 2009 - September 2014 (5 years 4 months)

Acton Pharmaceuticals, Inc.
Investor
December 2009 - August 2013 (3 years 9 months)

Summit Partners
Senior Associate

2005 - 2007 (2 years)

Brown Gibbons Lang & Company
Analyst
2004 - 2005 (1 year)

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Education

University of Michigan - Stephen M. Ross School of Business
BBA, Business · (1999 - 2003)